November 1, 2024

Cheuk Hang Chow
Chief Executive Officer
IGTA Merger Sub Limited
875 Washington Street
New York, NY 10014

       Re: IGTA Merger Sub Limited
           Amendment No. 6 to Registration Statement on Form S-4
           Filed October 22, 2024
           File No. 333-276929
Dear Cheuk Hang Chow:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 31, 2024 letter.

Amendment No.6 to Registration Statement on Form S-4
Management 's Discussion and Analysis of Financial Condition and Results Operations of
AgileAlgo, page 125

1. We note your disclosure on page 142 that the company entered into a redeemable convertible note with Mr. Seah Chin Siong, a director of the company, for the investment sum of $50,000 in April 2023. Please disclose this related party transaction in your registration statement and file the agreement, if material, or advise.
       Refer to Item 404(a) of Regulation S-K.
 November 1, 2024
Page 2
Unaudited Pro Forma Condensed Combined Financial Statements
Pro Forma Condensed Combined Balance Sheet, page 160

2. Please revise the total line item in pro forma adjustment (3) to include the total unpaid amounts charged to profit and loss.
3. Pro forma adjustments 4(a) - 4(c) and disclosures on page 158 refer to a $50,000 EF
      Hutton Note, however, on page 8 and elsewhere you refer to a note valued at
      $500,000. Please revise. In addition, revise to clarify that $1,250,000 related to the discharge of deferred underwriting compensation is reflected in additional paid-in-
      capital.
4. Please provide us your calculation of pro forma adjustment (8) to the line item additional paid-in capital of $2,060. In this regard, this adjustment appears to include the issuance of shares in exchange for amounts owed by Inception Growth to the
      Sponsor for administrative support services that are included in due to related parties.
      However, your pro forma balance sheet does not reflect any payments related to this liability. To the extent there are multiple components included in the $2,060, please provide a breakdown of each component and ensure all adjustments are properly reflected in your pro forma financial statements.
5. Your disclosures indicate that the adjustment related to the Standby Equity Purchase
      Agreement is reflected in pro forma adjustment (9), however, you appear to have labeled the cash proceeds as adjustment (8) on the pro forma balance sheet. Please revise. In addition, tell us and revise to explain why you are assuming the pre-paid advance will be immediately converted into PubCo shares.
Pro Forma Condensed Combined Statements of Operations, page 162

6. We note your revision in response to prior comment 2. Please revise to reflect the interest expense adjustment of $160,000 in the unaudited pro forma statements of operations for the year ended September 30, 2023 and remove adjustment
(3) from the
      interim pro forma statements of operations. Refer to Rule 11-02(a)(6)(i)(B) of
      Regulation S-X.
Condensed Consolidated Financial Statements of AgileAlgo Holdings Ltd. Condensed Consolidated Statements of Operations and Comprehensive Income For The
Three-Month Periods Ended June 30, 2024 and 2023, page F-49

7. Please revise to remove the brackets in your selling, general and administrative expense line item on page F-49 to be consistent with your disclosures in the audited financial statements.
General

8. Please revise to include audited financial statements for the registrant, IGTA Merger
      Sub Ltd. Refer to Rule 8-01 of Regulation S-X.
 November 1, 2024
Page 3

       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Technology
cc:   Ted Paraskevas